SOCIETE GENERALE
Corporate & Investment Banking

07026260

RECEIVED
2007 AUG 27 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Priority Mail

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

August 20, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, August 8, 2007 - - Societe Generale and Calyon announce the signing of an agreement to merge the brokerage activities carried out by their respective subsidiaries, Fimat and Calyon Financial;

2. Press release, August 2, 2007 - - Societe Generale announces its financial results for the Second Quarter of 2007;

3. Press Release, August 2, 2007 - - Societe Generale's subsidiary ALD Automotive Italy purchases the remaining 50% of LocatRent S.P.A., an Italian leasing company;

4. Press Release, July 31, 2007 - - Societe Generale Group announces the Global Employee Share Ownership Plan for 2007;

5. Press Release, July 30, 2007 - - Societe Generale's subsidiary ALD Automotive, a leasing and vehicle fleet management company, announces the creation of a subsidiary in Serbia, ALD Automotive Serbia;

6. Press Release, July 12, 2007 - - Lyxor Asset Management Japan Co., Ltd., a wholly-owned subsidiary of Societe Generale, announces that it has obtained a license from Japan's Financial Services Agency to conduct investment trust management services in Japan;

dw 8/28

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

SOCIETE GENERALE
Corporate & Investment Banking

7. Press Release, July 10, 2007 - - Societe Generale's subsidiary ALD Automotive, a leasing and vehicle fleet management company, announces the creation of ALD Automotive Mexico;

8. Press Release, June 29, 2007 - - Societe Generale announces the creation of a team of renewable energy specialists across Europe and Asia Pacific within its Asset Based Finance Group;

9. Press Release, May 25, 2007 - - Societe Generale announces the appointment of 13 new members to its Management Committee;

10. Press Release, May 15, 2007 - - Fimat Group, part of the Societe Generale Group, announces that it has signed a definitive agreement to acquire the wholesale commodities business of Himawari CX Inc., a Japanese commodity futures commission merchant, and establishes Fimat Japan Inc.;

11. Press Release, May 14, 2007 - - Societe Generale announces highlights of its General Meeting of Shareholders, which was held on May 14, 2007; and

12. Press Release, May 11, 2007 - - Societe Generale announces that it has received authorization from the State Bank of Vietnam to launch Societe Generale Viet Finance Co. Ltd., a new subsidiary dedicated to consumer finance in Vietnam.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SOCIETE GENERALE

Global Investment Management and Services

CALYON
CRÉDIT AGRICOLE CIB

2007 AUG 27 A 11:17

Press release

Paris, August 8th, 2007

Société Générale and Calyon sign a merger agreement between Fimat and Calyon Financial and announce the creation of Newedge

Société Générale and Calyon today signed the final agreement relative to the merger of the brokerage activities currently carried out by their respective subsidiaries, Fimat and Calyon Financial.

The operational launch of the new entity is scheduled for early 2008, subject to the approval of supervisory authorities.

The resulting entity, Newedge, will be controlled 50/50 by Société Générale and Calyon and will have bank status. It will be headquartered in Paris, and is expected to have a combined staff of around 3,000 located in the world's main financial centres.

Newedge will be provided with effective governance which will ensure its autonomy in operational functions and anticipate any conflict arising between the shareholders. These will have the same rights and the same representation on the Board of Directors. The Chairman, Marc Litzler, Deputy CEO of Calyon and the Vice-Chairman, Philippe Collas, Deputy CEO of Société Générale with responsibility for its Global Investment Management and Services division, will each be appointed for a period of two years, with an alternation between Société Générale and Calyon.

Patrice Blanc, the Chairman and CEO of the Fimat Group, will be appointed CEO of Newedge and Richard Ferina, Calyon Financial's Chairman and CEO, will be Deputy CEO.

In a fast-growing market, Newedge will rank as a world leader in execution, in particular electronic execution, as well as in clearing derivative products traded in over 70 organized markets in the USA, Europe and Asia-Pacific.

On a *pro forma* basis as at 31st December, 2006, the combined entity handled more than 1.3 billion contracts, with sales of over one billion euros.

In addition to its core business as a Futures Commission Merchant (FCM), the new entity will continue to offer a range of complementary execution services on OTC markets and on all the spot markets, including money market instruments, bonds, equities, FX and tangible commodities.

A leading player in brokerage, Newedge will combine the specific know-how (risk management, cross margining, financing, etc) of the two entities and provide an innovative

and comprehensive prime brokerage offering, an alternative to the services proposed by investment banks to their institutional customers.

Generating diversified revenue streams from banks, brokers, firms and management companies including hedge funds, the new entity will thus meet the increasing demands of a broader customer base, with a wider spectrum of products and access to increasingly substantial sources of liquidity.

Press relations:

Société Générale: Jolyon Barthorpe, jolyon.barthorpe@sggims.com, tel +33 1 56 37 88 17

Calyon: Bertrand Hugonet, bertrand.hugonet@calyon.com, tel +33 1 41 89 30 44
Anne Robert, anne.robert@calyon.com, tel +33 1 41 89 03 77

Société Générale Global Investment Management & Services (GIMS) has 11,435 employees and includes:

- Asset Management (Société Générale Asset Management is one of the world's leading asset managers, with EUR 393.4 billion under management as at 30th June, 2007),
- Private Banking (SG Private Banking, with offices in 23 countries, manages EUR 73.8 billion in assets as at 30th June, 2007),
- Securities Services (Société Générale Securities Services currently ranks 3rd among securities custodians in Europe with EUR 2,580 billion in assets under custody as at 30th June, 2007) and Boursorama (direct banking).

www.socgen.com

Calyon Credit Agricole CIB is the investment banking arm of the Credit Agricole Group. With over 13,000 employees in more than 55 countries, Calyon is active in a broad range of Capital Markets, brokerage, Investment Banking and structured financing, corporate banking and International Private Banking.
Credit Agricole is the fourth largest bank in the world by tier 1 capital, number two in Europe, (The Banker, July 2007). Credit Agricole Group employs over 155 000 and has EUR 58.7 billion capital and Net banking Income of EUR 29.9 billion.

www.calyon.com

SOCIETE GENERALE

2007 AUG 27 A 11:17

Press Release

August 2nd 2007

Strong growth in second quarter 2007

- **Increase in revenues: +15.3%* vs. Q2 06 (+11.1%*(a) vs. Q2 06 excl. Euronext capital gain)**
- **Very low cost/income ratio: 57.6% (59.8%(a))**
- **Still low cost of risk: 25 bp**
- **Group net income: EUR 1,744m (+32.7% vs. Q2 06)**
  - **Net income excl. Euronext capital gain: EUR 1,504m (+14.5%(a) vs. Q2 06)**
- **Group ROE after tax: 29.0%**

Increase in first half results

- **Strong organic revenue growth: +8.0%*(a) vs. H1 06**
- **Gross operating income: +6.8%*(a) vs. H1 06**
- **Group ROE after tax: 26.7%**
- **Net earnings per share: EUR 7.22 (+8.3% vs. H1 06)**
- **Tier One ratio at 30/06/07: 7.6%**

In the second quarter of 2007, the Group modified its organisation to integrate a new phase of the Group's development. The expansion of the Retail Banking outside France and Specialised Financial Services business lines has resulted in the creation of three separate core businesses (French Networks, International Retail Banking and Financial Services) in the place of the division which previously regrouped the bank's retail banking activities. In this context, Cash Management activities have been transferred from Financial Services to the French Networks. Historical data has been adjusted accordingly: the analysis of adjustments can be found on page 23 in the methodology.

* When adjusted for changes in Group structure and at constant exchange rates.
(a) Excluding Euronext capital gain (adjusted figures presented in the appendix)

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
P.A.: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 582,831,013.75
552 120 222 RCS PARIS

At its meeting of August 1st 2007, the Board of Directors of Société Générale approved the results for the second quarter of 2007. The Group posted a very good performance in Q2 07 on the back of revenue growth in all its core businesses, with gross operating income of EUR 2,805 million, up +26.4% on Q2 06. Net income totalled EUR 1,744 million, up +32.7% on Q2 06.

These results include a EUR 235 million capital gain on the disposal of Euronext shares. When this exceptional item is stripped out, the Group posted a significant increase in its results (net income of EUR 1,504 million in Q2 07 or +14.5%[(a)] vs. Q2 06), confirming its ability to deliver strong growth in all its core businesses and a high level of profitability (ROE after tax 25.1%[(a)] in Q2 07 vs. 26.8% in Q2 06).

The financial trends presented in this press release are indicated both in absolute terms including Euronext capital gain, and on a like-for-like basis excluding Euronext capital gain in order to more accurately reflect the underlying performance of the Group's core businesses.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	**6,622**	**5,709**	**+16.0%**	**12,668**	**11,480**	**+10.3%**
On a like-for-like basis*			***+15.3%***			***+10.1%***
On a like-for-like basis* excl. Euronext CG			***+11.1%***			***+8.0%***
Operating expenses	**-3,817**	**-3,489**	**+9.4%**	**-7,515**	**-6,901**	**+8.9%**
On a like-for-like basis*			***+8.9%***			***+8.9%***
Gross operating income	**2,805**	**2,220**	**+26.4%**	**5,153**	**4,579**	**+12.5%**
On a like-for-like basis*			***+25.2%***			***+12.0%***
On a like-for-like basis* excl. Euronext CG			***+14.5%***			***+6.8%***
Operating income	**2,619**	**2,068**	**+26.6%**	**4,775**	**4,265**	**+12.0%**
On a like-for-like basis*			***+25.7%***			***+11.7%***
Net income	**1,744**	**1,314**	**+32.7%**	**3,175**	**2,773**	**+14.5%**
Net income excl. Euronext CG			***+14.5%***			***+5.8%***

	Q2 07	Q2 06	H1 07	H1 06
Group ROE after tax	**29.0%**	**26.8%**	**26.7%**	**29.1%**
Business line ROE after tax	**36.3%**	**33.2%**	**34.5%**	**34.1%**

At the macro-economic level, the second quarter was marked by a favourable economic environment, notably in emerging countries but also in Europe. In the United States, the distinct slowdown in growth which began in 2006 has continued due to the downturn in the mortgage sector as a whole.

Inflation remained under control, although the rebound in oil prices (with the price of a barrel of Brent once again breaking through the USD 70 mark in May) and higher agricultural commodity prices are delaying the end of cycle restrictive policy expectations of the US Central Bank, with the Fed funds rate kept unchanged at 5.25%. Meanwhile, the European Central Bank raised its refinancing rate by a further 25 basis points, taking it to 4.0% in June, while still considering its monetary policy to be accommodating.

Equities markets remained buoyant in the second quarter, while long-term interest rates increased.

Net banking income

Net banking income for the second quarter amounted to EUR 6,622 million, up +11.1%*(a) excluding the EUR 235 million Euronext capital gain[1] (+16.0% in absolute terms) compared with Q2 06. This was driven by strong organic revenue growth in all the core businesses: the French Networks posted a significant increase in revenues as a result of the dynamic activity for individual and particularly business customers; Corporate and Investment Banking revenues were significantly higher, driven by the good performances of the equities businesses; as for the growth drivers (International Retail Banking, Financial Services, Global Investment Management and Services), they enjoyed very strong growth against the backdrop of an expanding customer base.

First half net banking income came to EUR 12,668 million, up +8.0%*(a) (+10.3% in absolute terms) compared with H1 06.

Operating expenses

The increase in operating expenses, +8.9%* (+9.4% in absolute terms) vs. Q2 06, reflects a continuing policy of sustained investment, particularly in the growth drivers. However, the Group's cost/income ratio remains very low: 57.6% (59.8%(a)) in Q2 07 vs. 61.1% in Q2 06.

The cost/income ratio was stable in the first half at 59.3% (60.4%(a)), vs. 60.1% for the same period in 2006.

Operating income

Gross operating income for the second quarter totalled EUR 2,805 million, up +14.5%*(a) (+26.4% in absolute terms) compared with Q2 06. Gross operating income for the first half was up +6.8%*(a) (+12.5% in absolute terms) vs. H1 06.

The Group's cost of risk remained low (25 bp of risk-weighted assets) due to both a still favourable credit environment and factors specific to the Group: a policy of diversification of the businessesportfolio, improved risk management techniques and hedging of high-risk exposure. The cost of risk was stable for the French Networks and lower for International Retail Banking, where net provision allocations remained unchanged while outstanding loans increased significantly. It was higher for Financial Services due to the integration of new activities and the consumer credit business' growing share of the total. Corporate and Investment Banking booked a further net provision write-back amounting to EUR 31 million in Q2 07. Very few new loans required provisioning, whereas there was a limited flow of write-backs.

Moreover, the Group has low exposure to the current credit market crisis:
- it has no retail banking activity in the United States;
- there is no proprietary risk from TCW's activity as a CDO manager since it is purely a service provider remunerated on a commission basis;
- SG CIB has little exposure to asset classes at risk: limited presence in securitisation and CDO activities in the United States (less than 1% SG CIB's revenues); little exposure to LBO financing which represents around 1% of SG CIB's credit portfolio;
- lastly, the Group's exposure to hedge fund counterparties from its market activities represents around 1% of total counterparty market risk.

[1] This capital gain is divided between Global Investment Management and Services (EUR 165 million), French Networks (EUR 36 million) and Corporate and Investment Banking (EUR 34 million).

Overall, the Group enjoyed a very good second quarter, with operating income of EUR 2,619 million, sharply higher at +14.2%*[(a)] compared with Q2 06 (+26.6% in absolute terms).

First half operating income came to EUR 4,775 million, up +6.2%*[(a)] compared with H1 06 (+12.0% in absolute terms).

Net income

After deducting tax and minority interests, Group net income amounted to EUR 1,744 million in Q2 07 (+14.5%[(a)] vs. Q2 06, +32.7% including Euronext capital gain). ROE after tax was 29.0% (25.1%[(a)]) for the quarter (26.8% in Q2 06).

Net income for the first half totalled EUR 3,175 million, up +5.8%[(a)] (+14.5% including Euronext capital gain) compared with H1 06. ROE after tax was 26.7% (24.7%[(a)]) compared with 29.1% in H1 06.

Net earnings per share for the first half stood at EUR 7.22 (+8.3% vs. H1 06) and continued to reflect the impact of the capital increase in October 2006.

2. CAPITAL BASE

At June 30th 2007, Group shareholders' equity amounted to EUR 30.1 billion[1] and book value per share to EUR 63.9, including EUR 4.1 of unrealised capital gains. Risk-weighted assets rose +16.4%* year-on-year (+16.2% in absolute terms), reflecting the Group's strong organic growth.
After buying back 7.5 million shares in H1 07, the Group held 27.7 million treasury shares at end-June excluding those held for trading purposes (i.e. 6.0% of its capital).

This resulted in a Tier One ratio of 7.6% at June 30th 2007.

The Group is rated AA by S&P and Fitch, and Aa1 by Moody's. Société Générale is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1.0 billion from the issue of deeply subordinated notes in January 2005 and EUR 1.0 billion from the issues in April 2007, EUR 0.9 billion from undated subordinated notes and (ii) EUR 1.8 billion of unrealised capital gains.

3. FRENCH NETWORKS

In EUR million	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	**1,789**	**1,730**	**+3.4%**	**3,525**	**3,428**	**+2.8%**
NBI excl. PEL/CEL & Euronext CG			***+5.3%***			***+3.9%***
Operating expenses	**-1,126**	**-1,093**	**+3.0%**	**-2,271**	**-2,223**	**+2.2%**
Gross operating income	**663**	**637**	**+4.1%**	**1,254**	**1,205**	**+4.1%**
GOI excl. PEL/CEL & Euronext CG			***+9.7%***			***+7.4%***
Net allocation to provisions	**-78**	**-71**	**+9.9%**	**-156**	**-132**	**+18.2%**
Operating income	**585**	**566**	**+3.4%**	**1,098**	**1,073**	**+2.3%**
Net income	**369**	**363**	**+1.7%**	**696**	**684**	**+1.8%**
Net inc. excl. PEL/CEL & Euronext CG			***+9.6%***			***+6.2%***

	Q2 07	Q2 06	H1 07	H1 06
ROE after tax	**24.0%**	**25.5%**	**23.0%**	**24.3%**

As from Q2 07 and following the Group's reorganisation since the beginning of May 2007, the results of the Cash Management activities, previously included in Financial Services, are included in the results of the French Networks. Historic data have been adjusted accordingly and details of the adjustments are provided in the appendix.

In a highly competitive environment, the French Networks continued to enjoy strong business volumes in Q2 07 and posted significant revenue growth.

The number of personal current accounts for **individual customers** rose +2.9% over one year (representing +172,000 net openings over one year, including +45,400 in the second quarter alone). Outstanding sight deposits returned to a higher growth rate than in the previous quarter (+5.1% vs. Q2 06 after +3.3% in Q1 07 vs. Q1 06) while the outstandings for special savings accounts (excluding PEL accounts) remained buoyant (+7.2% vs. Q2 06), mainly due to the Sustainable Development Account (+17.3% vs. Q2 06). Life insurance inflows remained at a high level (EUR 2.4 billion), despite being slightly lower than in Q2 06 which represented a high level. They also included a higher proportion (32%) of unit-linked policies than the market average. However, the erosion of PEL outstandings continued, as in previous quarters. In the case of housing loans, the Group continues to adopt a disciplined approach that consists of regularly passing on the higher cost of capital in its rates and focusing its pricing efforts on the most promising customer segments. Consequently, new lending was down -10.1% vs. Q2 06, while remaining robust (EUR 4.4 billion in Q2 07).

In the case of **business customers**, the continuing sustained growth of outstanding sight deposits (+11.7% vs. Q2 06, after +12.4% in Q1 07 vs. Q1 06) and the stability of operating loans, reflect companies' healthy cash situation. At the same time, outstanding investment loans were up +15.1% vs. Q2 06. Synergies between the French Networks and Corporate and Investment Banking continued to be actively exploited in the areas of interest rate and currency hedging activities, SME advisory and local authority financing. The revenues generated from these activities by the French Networks were 79% higher in Q2 07 than in Q2 06.

From a financial perspective, the revenues of the French Networks increased by +5.3%[(a)] in the second quarter (+3.9%[(a)] in the first half) after adjustments for changes in the PEL/CEL provision (EUR 14 million provision write-back in Q2 07 vs. a EUR 78 million write-back in Q2 06) and the capital gain on the disposal of Euronext shares (EUR 36 million). Before the adjustments, NBI was up +3.4% vs. Q2 06 at EUR 1,789 million (EUR 3,525 million for the first half or +2.8%).

Excluding the effect of the PEL/CEL provision, interest income was up +1.5% vs. Q2 06 (-5.0%[(a)] including the effect of the PEL/CEL provision), with the growth in volumes more than offsetting the decline in margins resulting primarily from the stiff competition on housing loans. Interest income for the first half was unchanged excluding PEL/CEL (-3.4%[(a)] including the effect of the PEL/CEL provision).

Commission income was up +9.9% overall vs. Q2 06. Most of the increase came from service commissions (+11.2%), generated mainly from payment services, the rise in direct banking and the continued exploitation of synergies with Corporate and Investment Banking in business markets. Financial commission income was up +6.7% vs. Q2 06, driven by the good performance of life insurance and stock market transactions. Commission income for the first half was up +8.7%.

Operating expenses were up +3.0% vs. Q2 06. Operating expenses for the first half rose +2.2%.

As a result, the cost/income ratio (excluding the effect of the PEL/CEL provision) declined significantly from 66.2% in Q2 06 to 64.7%[(a)] in Q2 07. The first half cost/income ratio (excluding the effect of the PEL/CEL provision) was 65.8%[(a)] vs. 67.0% for the same period in 2006.

The net cost of risk remains low: 27 basis points of risk-weighted assets vs. 26 basis points in Q2 06. This low level reflects the quality of the customer base in a still favourable credit environment.

In Q2 07, the net income of the French Networks amounted to EUR 369 million, up +1.7% vs. Q2 06. Q2 07 ROE after tax reached 24.0% (22.2%[(a)] excluding the effect of the PEL/CEL provision) vs. 25.5% in Q2 06 (21.8% excluding the effect of the PEL/CEL provision).

Net income for the first half amounted to EUR 696 million, up +1.8% vs. H1 06. First half ROE after tax reached 23.0% (21.5%[(a)] excluding the effect of the PEL/CEL provision) vs. 24.3% in H1 06 (21.8% excluding the effect of the PEL/CEL provision).

4. INTERNATIONAL RETAIL BANKING

In EUR million	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	**860**	**669**	**+28.6%**	**1,623**	**1,310**	**+23.9%**
On a like-for-like basis*			***+18.0%***			***+14.3%***
Operating expenses	**-498**	**-395**	**+26.1%**	**-963**	**-773**	**+24.6%**
On a like-for-like basis*			***+16.3%***			***+14.7%***
Gross operating income	**362**	**274**	**+32.1%**	**660**	**537**	**+22.9%**
On a like-for-like basis*			***+20.3%***			***+13.7%***
Net allocation to provisions	**-53**	**-53**	**+0.0%**	**-111**	**-101**	**+9.9%**
Operating income	**309**	**221**	**+39.8%**	**549**	**436**	**+25.9%**
On a like-for-like basis*			***+22.4%***			***+13.3%***
Net income	**168**	**108**	**+55.6%**	**312**	**219**	**+42.5%**

	Q2 07	Q2 06	H1 07	H1 06
ROE after tax	**37.4%**	**37.1%**	**35.7%**	**38.6%**

H1 07 saw steady growth in International Retail Banking's contribution to Group operating income: +13.3%* vs. H1 06 (+25.9% in absolute terms), confirming the Group's positioning in geographical regions offering significant long-term growth potential.

During the first half, the Group continued to actively build up its operations in its three priority development areas:

- In **Central and Eastern Europe**, the Group has capitalised on the favourable economic environment and strengthened its operations in Romania (263 branch openings over one year, with 704 branches to-date, making the BRD network the leading retail banking network in Romania), as well as the Czech Republic (+22), Serbia (+18) and Bulgaria (+14).
- The Group is a major player in **North African countries** (Morocco, Algeria, Tunisia and Egypt) thanks to a combination of branch openings and targeted acquisitions. NSGB is ranked No. 2 among private Egyptian banks: the number of branches has increased more than fivefold in 6 years (101 branches at end-June 2007) due to the acquisition of MiBank and strong organic growth. The Group is also an important player in Morocco (4th largest bank in the country), Algeria (leading private bank) and Tunisia (6th largest bank). In total, this region represents a pool of 153 million inhabitants, with 60% aged under 30, and offers significant growth potential.
- Finally in **Russia**, 23 branches have been opened over one year in a particularly buoyant market (strong economic growth, still weak banking penetration). Moreover, the Group has initiated steps with the Russian authorities to ensure that it is in a position to exercise its purchase option to acquire control of Rosbank, the third largest retail banking network in Russia.

A net total of 416 branches have been opened over one year and at constant structure, compared with an annual increase of 303 branches at end-June 2006.

As a result of this expansion, International Retail Banking saw a sharp increase in its customer base in Q2 07: at constant structure, the number of individual customers has risen by more than 805,000 since end-June 2006, or +12.2% year-on-year (at end-June 2006, annual growth in the number of customers was +587,000, or +10.7%).
Over the same period, outstanding deposits and loans grew by +18.0%* and +30.2%* respectively for individual customers, and by +16.6%* and +21.5%* for business customers. The headcount increased by more than 3,100 at constant structure, to support the expansion of the Group's

operations. At end-June 2007, International Retail Banking had a total of more than 37,000 staff[1] and a network of 2,559 branches[1].

The International Retail Banking business continues to benefit from a strong growth momentum: in Q2 07, revenues rose +18.0%* vs. Q2 06[2] (+28.6% in absolute terms). The increase for the first half was +14.3%* (+23.9% in absolute terms).

Operating expenses increased by +16.3%* (+26.1% in absolute terms) in Q2 07, reflecting the continued investment in organic growth. Excluding branch network development costs, operating expenses increased by +9.5%*. The cost/income ratio for Q2 07 came to 57.9% (vs. 59.0% in Q2 06).

Operating expenses, excluding network development costs, grew by +8.2%* in the first half. If these costs are included, total expenses were up +14.7%* (+24.6% in absolute terms). The cost/income ratio stood at 59.3%.

As a result, second quarter gross operating income rose +20.3%* (+32.1% in absolute terms) to EUR 362 million. First half gross operating income was up +13.7%* on H1 06 (+22.9% in absolute terms).

The net allocation to provisions (EUR 53 million for the quarter) was unchanged vs. Q2 06 and remains moderate compared to risk-weighted assets (48 basis points).

The division's net income was sharply higher at EUR 168 million, or +28.3%* vs. Q2 06 (+55.6% in absolute terms). First half net income was up +17.6%* (+42.5% in absolute terms) on H1 06.

ROE after tax came to 37.4% for the quarter (37.1% in Q2 06) and 35.7% for the first half.

---

[1] Excluding Rosbank (Russia)
[2] Structure effects: integration of Bank Republic (Georgia) and SGBB (Burkina Faso) in Q1 07, consolidation of 100% of Modra Pyramida (Czech Republic) since Q4 06. Integration of Splitska Banka (Croatia) in Q3 06.

5. FINANCIAL SERVICES

In EUR million	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	688	592	+16.2%	1,333	1,154	+15.5%
*On a like-for-like basis**			*+13.3%*			*+13.3%*
Operating expenses	-372	-318	+17.0%	-716	-622	+15.1%
*On a like-for-like basis**			*+13.2%*			*+12.1%*
Gross operating income	316	274	+15.3%	617	532	+16.0%
*On a like-for-like basis**			*+13.5%*			*+14.7%*
Net allocation to provisions	-86	-60	+43.3%	-170	-126	+34.9%
Operating income	230	214	+7.5%	447	406	+10.1%
*On a like-for-like basis**			*+9.3%*			*+12.6%*
Net income	147	132	+11.4%	285	255	+11.8%

	Q2 07	Q2 06	H1 07	H1 06
ROE after tax	16.0%	16.2%	15.7%	16.0%

There are changes in the Q2 financial communication for Financial Services:

- Cash Management activities, previously included in Financial Services, are now attached to the French Networks;
- The Non-Life Insurance business is no longer included, as previously, in Specialised Financing.

As a result, the division now comprises Specialised Financing (consumer credit, vendor and equipment finance, operational vehicle leasing and fleet management, and IT asset leasing and management), Life and Non-Life Insurance. Published historical quarterly data have been adjusted accordingly and details of the adjustments are provided in the appendix.

Specialised Financing continues to pursue a strategy of organic growth and targeted acquisitions in countries with strong growth potential, resulting in an increasingly international business.

As a result, 73.6% of NBI in H1 07 was generated outside France (vs. 71.1% in H1 06). Moreover, consumer credit's share of total revenues increased to 54.2%. Business finance and services accounted for 45.8%.

In the **consumer credit** business, new lending for the second quarter was up +15.4%* on Q2 06. Activities in countries with strong potential continued to demonstrate a strong commercial momentum, with new lending and outstanding loans up +73.4%* and +76.8%*, respectively. Business grew at a slower pace in mature countries (France, Italy and Germany), where new lending was up +4.6%* (outstandings +12.1%*), due primarily to the sluggish automobile market in France and Germany. Overall, the sharp rise in revenues (+22.3%* in Q2 07 vs. Q2 06 and +19.3%* in H1 07 vs. H1 06) reflects the good performance of activities in all countries.

SG Equipment Finance, a major player in vendor and equipment finance in Europe saw a +5.8%* rise in new financing[1] vs. Q2 06. The Scandinavian subsidiaries, in particular, enjoyed a good level of activity: new financing sharply up +36%* in Q2 07 vs. Q2 06, especially in Norway where the

[1] Excluding factoring

economy is boosted by high oil and gas prices. SG Equipment Finance's total outstandings amounted to EUR 16.6 billion[1], +10.1%* vs. end-June 2006.

In operational vehicle leasing and fleet management, **ALD Automotive** continues to be ranked second in Europe in terms of fleet under management, with a total of 687,000 vehicles at end-June 2007 (+8.7%* vs. end-June 2006). ALD continues to pursue its policy of opening offices and expanding in countries with strong potential - a policy that consists mainly of supporting major customers - by extending its geographical coverage on the American continent, with the launch of the business in Mexico (ALD is already present in the United States and Brazil).

Overall revenues in **Specialised Financing** rose +13.4%* (+16.9% in absolute terms) vs. Q2 06 and +12.6%* in the first half (+15.3% in absolute terms) vs. H1 06. The business continues to pursue its policy of investing in consumer credit business platforms in countries with strong potential, which inevitably leads to an increase in operating expenses in the first few years. The rise in operating expenses of +13.1%* (+17.4% in absolute terms) in the second quarter and +12.0%* (+15.4% in absolute terms) in the first half, reflects this development model. Gross operating income grew +13.7%* (+16.2% in absolute terms) in Q2 07 vs. Q2 06 and +13.4%* (+15.1% in absolute terms) in H1 07 vs. H1 06.

The rise in the net cost of risk to 88 basis points (vs. 70 basis points in Q2 06) can be attributed to the integration of new consumer credit activities and the increased share of consumer credit, particularly in emerging countries, in total outstandings.

After exceptionally high new inflows at the beginning of 2006 due to fund transfers fuelled by changes in the taxation of PEL-CEL savings accounts, gross new inflows for Life Insurance were slightly down -4.8% in Q2 07, although they remained high at EUR 2.3 billion. Unit-linked policies attracted 32% of new money. Total Life Insurance revenues were up +12.1%* in Q2 07 vs. Q2 06 and +15.8%* in H1 07 vs. H1 06, driven by the increase in mathematical reserves.

Overall, **the Financial Services division** generated operating income for the quarter of EUR 230 million, up +9.3%* (+7.5% in absolute terms) on Q2 06. The first half increase was +12.6%* (+10.1% in absolute terms). Net income totalled EUR 147 million, up +12.6%* (+11.4% in absolute terms) on Q2 06. First half net income rose +15.6%* (+11.8% in absolute terms) to EUR 285 million compared with the same period last year. ROE after tax reached 16.0% in Q2 07 (vs. 16.2% in Q2 06) and 15.7% in H1 07 (vs. 16.0% in H1 06).

6. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	1,116	775	+44.0%	2,035	1,544	+31.8%
*On a like-for-like basis**			*+37.9%*			*+25.8%*
On a like-for-like basis excl. Euronext CG*			*+16.5%*			*+15.0%*
Operating expenses	-677	-552	+22.6%	-1,326	-1,075	+23.3%
*On a like-for-like basis**			*+15.0%*			*+16.0%*
Operating income	434	222	+95.5%	703	465	+51.2%
*On a like-for-like basis**			*+94.5%*			*+48.6%*
On a like-for-like basis excl. Euronext CG*			*+18.4%*			*+12.5%*
Net income	289	142	x2.0	465	297	+56.6%
Net income excl. Euronext CG			*+25.4%*			*+19.2%*
o.w. Asset Management	77	68	*+13.2%*	159	153	*+3.9%*
Private Banking	53	41	*+29.3%*	106	84	*+26.2%*
SG SS & Online Savings	159	33	*NM*	200	60	*NM*

In EUR billion	Q2 07	Q2 06	H1 07	H1 06
Net new money over period	17.5	10.9	36.4	25.7
Assets under management (at end of period)	467	397	467	397

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities & Services (SG SS) and online savings (Boursorama).

In addition to its organic growth, the division continued to pursue its strategy of targeted acquisitions (notably the conclusion of an agreement for the purchase of Pioneer Investment in Germany, a subsidiary of Pioneer Global Asset Management) and the strengthening of its position in regions with strong potential such as Asia. SGAM increased its stake in Fortune SGAM in China to 49%. The total assets managed by the joint venture in China amounted to EUR 3.9 billion at end-June 2007 (vs. EUR 1.8 billion at end-December 2006).

In terms of commercial performance, business remained very buoyant in Q2 07: overall net inflows for Société Générale Asset Management (SGAM) and SG Private Banking totalled EUR 17.5 billion in Q2 07 (vs. EUR 10.9 billion in Q2 06), with outstanding assets under management reaching EUR 467.2 billion[1] at end-June 2007. Assets under custody for institutional customers totalled EUR 2,580 billion at end-June 2007 (including EUR 684 billion for 2S Banca), up +25.1% at constant structure year-on-year. Fimat also increased its global market share in the main markets where it is a member, from 6.0% in Q2 06 to 8.4% in Q2 07 (12-month moving average).

[1] This figure does not include some EUR 119 billion of assets held by customers of the French Networks (investable assets exceeding EUR 150,000) nor the assets managed by Lyxor Asset Management (EUR 70.5 billion at June 30th 2007), whose results are consolidated in the Equities business line.

The division posted a good financial performance: Q2 07 net banking income was up +16.5%*[(a)] (+44.0% in absolute terms) vs. Q2 06, and up +15.0%*[(a)] (+31.8% in absolute terms) in H1 07 vs. H1 06. Operating income rose +18.4%*[(a)] (+95.5% in absolute terms) vs. Q2 06 and +12.5%*[(a)] (+51.2% in absolute terms) vs. H1 06. Net income totalled EUR 289 million in Q2 07, up +22.3%*[(a)] (multiplied by 2.0 in absolute terms) vs. Q2 06. First half net income rose +15.0%*[(a)] (+56.6% in absolute terms) vs. H1 06.

Asset Management

SGAM posted strong net inflows in Q2 07 (EUR 15.2 billion vs. EUR 8.9 billion in Q2 06), taking total net inflows for the first half to EUR 32.1 billion, or 18% of assets under management on an annualised basis. Most of the inflows consist of money market and fixed-income products. However, it is worth noting the inflows of the Asian joint ventures which totalled EUR 1.9 billion, mainly on equities products. The total assets managed by SGAM amounted to EUR 393.4 billion at end-June 2007 (vs. EUR 333.9 billion for the same period in 2006).

Net banking income for the quarter was up +16.6%* (+13.1% in absolute terms) vs. Q2 06, with a stable gross margin at 36 points. First half net banking income was up +11.0%* (+7.4% in absolute terms) vs. H1 06.

The increase in operating expenses (+18.9%* and +15.3% in absolute terms vs. Q2 06) can be attributed primarily to the growth in the headcount (+9.6% between end-June 2006 and end-June 2007) and, to a lesser extent, to higher performance-linked pay. First half operating expenses were up +17.1%* on H1 06 (+12.6% in absolute terms).

Gross operating income was up 12.3%* in Q2 07 vs. Q2 06 (+9.2% in absolute terms). Net income was 16.7%* higher than in Q2 06 (+13.2% in absolute terms) and 6.0%* higher in H1 07 than in H1 06 (+3.9% in absolute terms).

Private Banking

SG Private Banking continued to put in a very good commercial and financial performance. Inflows reached a high EUR 2.3 billion for the quarter, compared with EUR 2.0 billion in Q2 06. Net inflows for the first half totalled EUR 4.3 billion, or 13% of assets on an annualised basis. Total assets under management amounted to EUR 73.8 billion at end-June 2007 (vs. EUR 63.3 billion for the same period last year).

The business line's net banking income for the quarter rose +23.0%* vs. Q2 06 (+20.7% in absolute terms). The gross margin was very high at 110 basis points, reflecting the increased share of alternative investment and structured products in total revenues. First half net banking income was up +20.4%* vs. H1 06 (+18.6% in absolute terms).

Operating expenses rose +21.2%* vs. Q2 06 (+18.9% in absolute terms), as a result of continued commercial and infrastructure investment in Europe, Asia and more recently the Middle East. First half operating expenses were 19.0%* higher (+17.3% in absolute terms).

Gross operating income was up +26.3%* in Q2 07 vs. Q2 06 (+24.1% in absolute terms). Net income rose +32.5%* in Q2 07 vs. Q2 06 (+29.3% in absolute terms) and +29.3%* in H1 07 vs. H1 06 (+26.2% in absolute terms).

Société Générale Securities Services (SGSS) and online savings (Boursorama)

SGSS' business volumes grew substantially in the first half of the year.

FIMAT continues to enjoy strong business volumes, with the number of lots traded up 45.7% at constant structure vs. Q2 06 at 377 million.

The **Global Custodian subdivision** saw assets under custody rise +25.1% at constant structure year-on-year (+70.2% at current structure), to EUR 2,580 billion at end-June 2007. Assets under management also enjoyed sustained growth of 33.9% at constant structure year-on-year (+41.6% at current structure), amounting to EUR 405 billion at end-June 2007 and nearly EUR 460 billion after taking into account the acquisition of Pioneer Investments.

Boursorama confirmed its position as a major player in online brokerage and savings in Europe. Outstanding online savings increased +26.3% at constant structure year-on-year to EUR 4.6 billion at end-June 2007. At constant structure, the number of order executions in Q2 07 was similar to that in Q2 06, which represented a high comparison base. Lastly, the banking offering is enjoying growing success with 3,080 accounts opened in Q2 07, taking the number of bank accounts to 58,580 at end-June 2007.

Net banking income for SGSS and Boursorama rose +13.4%*[(a)] (+87.3% in absolute terms) in Q2 07 vs. Q2 06. First half net banking income was up +16.5%*[(a)] (+66.3% in absolute terms) vs. H1 06.

Operating expenses increased +9.7%* (+30.0% in absolute terms) vs. Q2 06, due primarily to ongoing strategic and restructuring investments and the growth in performance-linked pay resulting from the businesses' good performance. First half operating expenses were 13.9%* higher (+34.7% in absolute terms).

Operating income was up +25.9%*[(a)] in Q2 07. Net income increased +24.2%*[(a)] in Q2 07 vs. Q2 06 and +19.7%*[(a)] in H1 07 vs. H1 06.

7. CORPORATE AND INVESTMENT BANKING

In EUR million **	Q2 07	Q2 06	Change Q2/Q2	H1 07	H1 06	Change H1/H1
Net banking income	2,077	1,776	+16.9%	4,024	3,655	+10.1%
*On a like-for-like basis**			*+18.6%*			*+11.8%*
On a like-for-like basis excl. Euronext CG*			*+16.7%*			*+10.9%*
Financing and Advisory	449	396	+13.4%	803	704	+14.1%
Fixed Income, Currencies and Commodities	584	623	-6.3%	1,109	1,166	-4.9%
Equities	1,044	757	+37.9%	2,112	1,785	+18.3%
Operating expenses	-1,112	-1,004	+10.8%	-2,193	-2,001	+9.6%
*On a like-for-like basis**			*+12.4%*			*+11.3%*
Gross operating income	965	772	+25.0%	1,831	1,654	+10.7%
*On a like-for-like basis**			*+26.6%*			*+12.5%*
On a like-for-like basis excl. Euronext CG*			*+22.2%*			*+10.4%*
Net allocation to provisions	31	35	-11.4%	60	54	+11.1%
Operating income	996	807	+23.4%	1,891	1,708	+10.7%
*On a like-for-like basis**			*+25.3%*			*+12.8%*
Net income	721	592	+21.8%	1,387	1,229	+12.9%
Net income excl. Euronext CG			*+17.9%*			*+11.0%*

	Q2 07	Q2 06	H1 07	H1 06
ROE after tax	50.3%	48.7%	50.3%	51.2%

** Excluding Cowen

Corporate and Investment Banking's net banking income for the second quarter of 2007 amounted to EUR 2,077 million, up +16.7%*(a) (+16.9 % in absolute terms) vs. Q2 06. NBI for the first half of 2007 came to EUR 4,024 million, an increase of +10.9%*(a) (+10.1% in absolute terms) vs. a H1 2006 which represented a high comparison base. This performance confirms the success of SG CIB's profitable growth strategy focusing on its three key areas of expertise (derivatives, structured products and euro capital markets). SG CIB continues to make targeted investments in markets offering real and stable potential and allowing it to rapidly capitalise on its areas of expertise (for example, SG CIB has rapidly established itself as one of the leaders in warrants in Korea).

The **Equities** business enjoyed an excellent quarter, with NBI up +35.4%*(a) vs. Q2 06 (+37.9% in absolute terms) at EUR 1,044 million. NBI for the first half of 2007 came to EUR 2,112 million, up +18.1%*(a) vs. H1 06 (+18.3% in absolute terms). Commercial performances were excellent, especially for the sale of structured products in France and abroad. SG CIB confirmed its position as a world leader in equity derivatives having received Euromoney's "Best Equity Derivatives House – Global Award" in July 2007 and Risk Magazine's "Modern Great in Equity Derivatives" award on the occasion of its 20th anniversary. Meanwhile, Lyxor was named "Institutional Manager of the year" (Alternative Investment News, June 2007) and confirmed its global leadership positions in the ETF segment, picking up 4 "global ETF Awards" including the award for most innovative ETFs in Europe (Exchangetradedfunds.com Inc., May 2007).

The revenues of the **Fixed Income, Currencies & Commodities** business totalled EUR 584 million in Q2 07, down -4.7%* (-6.3% in absolute terms) on Q2 06, which represented a high comparison base. Revenues for Q2 07 included a EUR 82 million capital gain on the disposal of ICE shares (EUR 6 million in Q2 06) and a EUR -24 million Day One impact in Q2 07 vs. EUR -1 million in Q2 06). Revenues for the first half of 2007 were down -3.0%* (-4.9% in absolute terms) at EUR 1,109 million. The business line continues to successfully expand its franchises in terms of both euro credit and interest rate flow and structured products, and commodity derivatives, as reflected by its No.1 ranking in "Investment Grade European Fixed Income" research (Euromoney, May 2007) and the award for "Derivatives House of the Year" (Asia Awards 2007, Energy Risk, June 2007). However, the market environment, affected in particular by rising rates in 2007, caused a decline in the performance of treasury and trading activities compared with Q2 06.

Financing & Advisory revenues were up +14.5%* in Q2 07, at EUR 449 million (+13.4% in absolute terms). This includes EUR +14 million of marked-to-market on credit portfolio hedging (vs. EUR -16 million in Q2 06). NBI for the first half of 2007 was up +15.4%* (+14.1% in absolute terms), at EUR 803 million, including EUR +6 million associated with the marked-to-market valuation of the hedging credit derivatives portfolio (vs. EUR -67 million in H1 2006). The performance can be attributed to sustained and balanced growth in all the businesses, which have benefited from the positive synergy effects of the new organisational set-up resulting from the Step Up initiative. SGCIB confirmed its leadership position in euro capital markets, ranking No. 3 for all euro bond issues, No. 2 for corporate and sovereign euro issues, and No. 5 for financial institution euro issues. All the structured finance businesses made progress with, in particular, solid performances from commodity and asset financing, notably in Aerospace and Shipping. SGCIB confirmed its leadership position in this area by once again being named "Best Commodity Bank" and "Best Export Finance Arranger" (Trade Finance magazine, June 2007).

Corporate and Investment Banking's operating expenses rose +12.4%* (+10.8% in absolute terms) in Q2 07 vs. Q2 06. The cost/income ratio was very low both in Q2 07 at 54.4%[(a)] and in the first half of 2007 (55.0%[(a)]).

In Q2 07, the average VaR stood at EUR 40.8 million vs. EUR 21.8 million in Q2 06 and EUR 36.4 million in Q1 07. The increase in Q2 07 vs. Q2 06 can be attributed primarily to a mechanical effect resulting from the refining of the calculation method for equity VaR since January 1st 2007.

The division's second quarter contribution to Group net income was a high EUR 721 million, an increase of +19.3%*[(a)] (+21.8% in absolute terms) vs. Q2 06. SGCIB's net income for the first half of 2007 amounted to EUR 1,387 million, up +13.0%*[(a)] (+12.9% in absolute terms).

The division's profitability remains very high, with ROE after tax of 48.7%[(a)] for the quarter (unchanged vs. Q2 06). ROE for the first half of 2007 stood at 49.4%[(a)] (vs. 51.2% in H1 06).

8. CORPORATE CENTRE

The Corporate Centre recorded gross operating income of EUR 60 million for the quarter, vs. EUR 43 million last year. This increase is due mainly to a combination of the following two factors:

- A slight decline in income from the equity portfolio which amounted to EUR 54 million in Q2 07 vs. EUR 76 million in Q2 06. At June 30th 2007, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, amounted to EUR 1.1 billion, representing market value of EUR 2.0 billion;
- This effect is more than offset by a decline in operating expenses, which in Q2 06 included an additional exceptional provision of EUR 61 million as part of the restructuring of the health insurance scheme for current and retired Group employees.

2007 – 2008 financial communication calendar and events

November 7th, 2007	**Publication of third quarter 2007 results**
February 21st, 2008	**Publication of fourth quarter 2007 results**
May 13th, 2008	**Publication of first quarter 2008 results**
August 5th, 2008	**Publication of second quarter 2008 results**
November 6th, 2008	**Publication of third quarter 2008 results**

APPENDIX 1: FIGURES AND QUARTERLY RESULTS BY CORE BUSINESSES

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter				First half			
	2007	2006	Change Q2/Q2		2007	2006	Change H1/H1	
Net banking income	6,622	5,709	+16.0%	+15.3%(*)	12,668	11,480	+10.3%	+10.1%(*)
Operating expenses	(3,817)	(3,489)	+9.4%	+8.9%(*)	(7,515)	(6,901)	+8.9%	+8.9%(*)
Gross operating income	**2,805**	**2,220**	**+26.4%**	**+25.2%(*)**	**5,153**	**4,579**	**+12.5%**	**+12.0%(*)**
Net allocation to provisions	(186)	(152)	+22.4%	+18.8%(*)	(378)	(314)	+20.4%	+15.0%(*)
Operating income	**2,619**	**2,068**	**+26.6%**	**+25.7%(*)**	**4,775**	**4,265**	**+12.0%**	**+11.7%(*)**
Net income from other assets	6	4	+50.0%		30	38	-21.1%	
Net income from companies accounted for by the equity method	9	3	NM		20	13	+53.8%	
Impairment losses on goodwill	0	0	NM		0	0	NM	
Income tax	(719)	(615)	+16.9%		(1,332)	(1,252)	+6.4%	
Net income before minority interests	**1,915**	**1,460**	**+31.2%**		**3,493**	**3,064**	**+14.0%**	
o.w. minority interests	171	146	+17.1%		318	291	+9.3%	
Net income	**1,744**	**1,314**	**+32.7%**		**3,175**	**2,773**	**+14.5%**	
Annualised Group ROE after tax (%)	29.0%	26.8%			26.7%	29.1%		
Tier-one ratio at end of period	7.6%	7.3%			7.6%	7.3%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter			First half		
	2007	2006	Change Q2/Q2	2007	2006	Change H1/H1
French Networks	**369**	**363**	**+1.7%**	**696**	**684**	**+1.8%**
International Retail Banking	**168**	**108**	**+55.6%**	**312**	**219**	**+42.5%**
Financial Services	**147**	**132**	**+11.4%**	**285**	**255**	**+11.8%**
Global Investment Management & Services	**289**	**142**	**x2.0**	**465**	**297**	**+56.6%**
o.w. Asset Management	77	68	+13.2%	159	153	+3.9%
o.w. Private Banking	53	41	+29.3%	106	84	+26.2%
o.w. SG SS + Online Savings	159	33	NM	200	60	NM
Corporate & Investment Banking	**721**	**589**	**+22.4%**	**1,387**	**1,232**	**+12.6%**
Corporate and Investment Banking (excluding Cowen)	721	592	+21.8%	1,387	1,229	+12.9%
CORE BUSINESSES	**1,694**	**1,334**	**+27.0%**	**3,145**	**2,687**	**+17.0%**
Corporate Centre	**50**	**(20)**	**NM**	**30**	**86**	**-65.1%**
GROUP	**1,744**	**1,314**	**+32.7%**	**3,175**	**2,773**	**+14.5%**

QUARTERLY RESULTS BY CORE BUSINESSES

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
French Networks												
Net banking income	1,545	1,513	1,559	1,678	1,698	1,730	1,677	1,728	1,736	1,789		
Operating expenses	-1,093	-1,081	-1,054	-1,088	-1,130	-1,093	-1,084	-1,143	-1,145	-1,126		
Gross operating income	*452*	*432*	*505*	*590*	*568*	*637*	*593*	*585*	*591*	*663*		
Net allocation to provisions	-68	-67	-64	-85	-61	-71	-55	-88	-78	-78		
Operating income	*384*	*365*	*441*	*505*	*507*	*566*	*538*	*497*	*513*	*585*		
Net income from other assets	0	1	0	1	0	2	1	2	3	1		
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0	1		
Income tax	-134	-129	-154	-177	-173	-192	-185	-169	-176	-199		
Net income before minority interests	*250*	*238*	*287*	*329*	*334*	*377*	*354*	*331*	*340*	*388*		
o.w. minority interests	12	11	11	11	13	14	12	13	13	19		
Net income	*238*	*227*	*276*	*318*	*321*	*363*	*342*	*318*	*327*	*369*		
Average allocated capital	4,897	5,063	5,208	5,375	5,547	5,702	5,756	5,806	5,965	6,155		
ROE after tax	19.4%	17.9%	21.2%	23.7%	23.1%	25.5%	23.8%	21.9%	21.9%	24.0%		
International Retail Banking												
Net banking income	541	572	576	656	641	669	695	781	763	860		
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465	-498		
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*	*362*		
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58	-53		
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*	*309*		
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20	1		
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8	11		
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64	-78		
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*	*243*		
o.w. minority interests	47	50	49	48	57	57	57	61	60	75		
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*	*168*		
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701	1,796		
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%	37.4%		
Financial Services												
Net banking income	459	494	498	570	562	592	594	656	645	688		
Operating expenses	-250	-263	-268	-317	-304	-318	-321	-347	-344	-372		
Gross operating income	*209*	*231*	*230*	*253*	*258*	*274*	*273*	*309*	*301*	*316*		
Net allocation to provisions	-38	-49	-57	-55	-66	-60	-60	-87	-84	-86		
Operating income	*171*	*182*	*173*	*198*	*192*	*214*	*213*	*222*	*217*	*230*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	1		
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2	-3		
Income tax	-60	-64	-59	-69	-67	-75	-74	-75	-73	-77		
Net income before minority interests	*111*	*118*	*114*	*121*	*126*	*136*	*137*	*136*	*142*	*151*		
o.w. minority interests	2	2	3	4	3	4	3	4	4	4		
Net income	*109*	*116*	*111*	*117*	*123*	*132*	*134*	*132*	*138*	*147*		
Average allocated capital	2,604	2,706	2,797	2,909	3,094	3,264	3,301	3,462	3,560	3,681		
ROE after tax	16.7%	17.1%	15.9%	16.1%	15.9%	16.2%	16.2%	15.3%	15.5%	16.0%		

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	602	608	640	734	769	775	767	884	919	1,116		
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649	-677		
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*	*439*		
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1	-5		
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*	*434*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0		
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83	-136		
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*	*298*		
o.w. minority interests	12	9	11	11	14	10	5	9	10	9		
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*	*289*		
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239	1,282		
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%	90.2%		
o.w. Asset Management												
Net banking income	269	259	286	338	333	305	295	348	340	345		
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212	-226		
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*	*119*		
Net allocation to provisions	0	0	0	-2	0	0	0	1	0	0		
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*	*119*		
Net income from other assets	0	0	0	0	0	0	0	-1	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0		
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43	-41		
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*	*78*		
o.w. minority interests	9	7	7	8	9	2	3	2	3	1		
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*	*77*		
Average allocated capital	287	327	307	272	287	293	276	265	277	302		
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%	102.0%		
o.w. Private Banking												
Net banking income	127	129	135	149	164	164	156	174	191	198		
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118	-126		
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*	*72*		
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0	-1		
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*73*	*71*		
Net income from other assets	0	0	0	0	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17	-15		
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*	*56*		
o.w. minority interests	2	2	2	2	3	3	2	4	3	3		
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*	*53*		
Average allocated capital	283	316	329	340	376	386	372	377	396	410		
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%	51.7%		
o.w. SG SS & Online Savings												
Net banking income	206	220	219	247	272	306	316	362	388	573		
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319	-325		
Gross operating income	*31*	*38*	*35*	*27*	*44*	*56*	*43*	*54*	*69*	*248*		
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1	-4		
Operating income	*31*	*37*	*35*	*25*	*43*	*55*	*43*	*51*	*68*	*244*		
Net income from other assets	0	0	0	0	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-10	-12	-13	-8	-14	-17	-15	-16	-23	-80		
Net income before minority interests	*21*	*25*	*22*	*17*	*29*	*38*	*28*	*35*	*45*	*164*		
o.w. minority interests	1	0	2	1	2	5	0	3	4	5		
Net income	*20*	*25*	*20*	*16*	*27*	*33*	*28*	*32*	*41*	*159*		
Average allocated capital	240	274	294	307	356	373	426	555	566	570		
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%	111.6%		

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947	2,077		
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081	-1,112		
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*	*965*		
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31		
Operating income	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*		
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1		
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2		
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*		
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233	-274		
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*	*723*		
o.w. minority interests	3	3	3	2	3	3	5	2	3	2		
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*	*721*		
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303	5,731		
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%	50.3%		
Corporate and Investment Banking (Excluding Cowen)												
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947	2,077		
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*	*449*		
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*	*584*		
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*	*1044*		
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081	-1,112		
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*	*965*		
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31		
Operating income	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*		
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1		
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2		
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*		
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233	-274		
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*	*723*		
o.w. minority interests	3	3	3	2	3	3	5	2	3	2		
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*	*721*		
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303	5,731		
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%	50.3%		
Corporate Centre												
Net banking income	53	38	102	31	144	111	12	-66	36	92		
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14	-32		
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*	*60*		
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0	5		
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*	*65*		
Net income from other assets	158	0	-1	-5	2	2	-3	2	0	4		
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1	-2		
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0	0		
Income tax	56	52	11	52	29	-2	62	45	16	45		
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*	*112*		
o.w. minority interests	61	46	49	54	55	58	61	41	57	62		
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*	*50*		

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046	6,622		
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698	-3,817		
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*	*2,805*		
Net allocation to provisions	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	*-231*	*-192*	*-186*		
Operating income	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*	*2,619*		
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*	*6*		
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*	*9*		
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*	*0*		
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*	*-719*		
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*	*1,915*		
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*	*171*		
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*	*1,744*		
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268	23,727		
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%	29.0%		

APPENDIX 2: METHODOLOGY

1 - The interim consolidated results at June 30th 2007 and the comparative information are examined by the Statutory Auditors.

The financial items presented in respect of the six-month period ended June 30th 2007 have been established in accordance with IFRS as adopted by the European Union at June 30th 2007. In particular, the Group's summarised interim consolidated financial statements have been drawn up and are presented in accordance with IAS 34 "Intermediary Financial Information".

2 - Group ROE is calculated on the basis of **average Group shareholders' equity** under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity excluding conversion reserves, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 22 million in Q2 07 vs. EUR 12 million in Q2 06).

3 - Earnings per share is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 15 million in Q2 07 and EUR 7 million in Q2 06) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 7 million for Q2 07 vs. EUR 5 million for Q2 06, (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

4 - Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1.96 billion), undated subordinated notes previously recognised as debt (EUR 0.9 billion), and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at June 30th 2007, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract.

5 – The financial communication for Q2 07 has changed:

- ✓ Cash Management activities, previously included in Financial Services, are now attached to the French Networks;

Cash management activities

in EUR m	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Net Banking Income	25	27	27	27	30	35	33	34	35
Operating expenses	-28	-26	-19	-31	-22	-22	-22	-30	-23

- ✓ Non-Life Insurance is no longer included, as previously, in Specialised Financing.

Non-life insurance

in EUR m	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Net Banking Income	6	6	7	5	7	7	8	9	9
Operating expenses	-6	-6	-6	-7	-7	-7	-7	-8	-8

APPENDIX 3: FIGURES EXCLUDING EURONEXT CAPITAL GAIN

In EUR m

	Q2 07	Q2 06	Change Q2/Q2		H1 07	H1 06	Change H1/H1	
Group								
Net banking income	6,387	5,709	+11.9%	+11.1%*	12,433	11,480	+8.3%	+8.0%*
Operating expenses	-3,817	-3,489	+9.4%	+8.9%*	-7,515	-6,901	+8.9%	+8.9%*
Gross operating income	2,570	2,220	+15.8%	+14.5%*	4,918	4,579	+7.4%	+6.8%*
Operating income	2,384	2,068	+15.3%	+14.2%*	4,540	4,265	+6.4%	+6.2%*
Net income before minority interests	1,670	1,460			3,248	3,064		
o.w. minority interests	166	146			313	291		
Net income	1,504	1,314	+14.5%	+12.4%*	2,935	2,773	+5.8%	+4.8%*
ROE after tax	25.1%	26.8%			24.7%	29.1%		
French Networks								
Net banking income	1,753	1,730	+1.3%		3,489	3,428	+1.8%	
Operating expenses	-1,126	-1,093	+3.0%		-2,271	-2,223	+2.2%	
Gross operating income	627	637	-1.6%		1,218	1,205	+1.1%	
Operating income	549	566	-3.0%		1,062	1,073	-1.0%	
Net income before minority interests	364	377			704	711		
o.w. minority interests	14	14			27	27		
Net income	350	363	-3.6%		677	684	-1.1%	
ROE after tax	22.7%	25.5%			22.3%	24.3%		
International Retail Banking								
Net banking income	860	669	+28.6%	+18.0%*	1,623	1,310	+23.9%	+14.3%*
Operating expenses	-498	-395	+26.1%	+16.3%*	-963	-773	+24.6%	+14.7%*
Gross operating income	362	274	+32.1%	+20.3%*	660	537	+22.9%	+13.7%*
Operating income	309	221	+39.8%	+22.4%*	549	436	+25.9%	+13.3%*
Net income before minority interests	243	165			447	333		
o.w. minority interests	75	57			135	114		
Net income	168	108	+55.6%	+28.3%*	312	219	+42.5%	+17.6%*
ROE after tax	37.4%	37.1%			35.7%	38.6%		
Financial Services								
Net banking income	688	592	+16.2%	+13.3%*	1,333	1,154	+15.5%	+13.3%*
Operating expenses	-372	-318	+17.0%	+13.2%*	-716	-622	+15.1%	+12.1%*
Gross operating income	316	274	+15.3%	+13.5%*	617	532	+16.0%	+14.7%*
Operating income	230	214	+7.5%	+9.3%*	447	406	+10.1%	+12.6%*
Net income before minority interests	151	136			293	262		
o.w. minority interests	4	4			8	7		
Net income	147	132	+11.4%	+12.6%*	285	255	+11.8%	+15.6%*
ROE after tax	16.0%	16.2%			15.7%	16.0%		
Global Investment Management & Services								
Net banking income	951	775	+22.7%	+16.5%*	1,870	1,544	+21.1%	+15.0%*
Operating expenses	-677	-552	+22.6%	+15.0%*	-1,326	-1,075	+23.3%	+16.0%*
Gross operating income	274	223	+22.9%	+20.2%*	544	469	+16.0%	+12.8%*
Operating income	269	222	+21.2%	+18.4%*	538	465	+15.7%	+12.5%*
Net income before minority interests	187	152			373	321		
o.w. minority interests	9	10			19	24		
Net income	178	142	+25.4%	+22.3%*	354	297	+19.2%	+15.0%*
ROE after tax	55.5%	54.0%			56.1%	57.3%		
Corporate and Investment Banking (excl. Cowen)								
Net banking income	2,043	1,776	+15.0%	+16.7%*	3,990	3,655	+9.2%	+10.9%*
Operating expenses	-1,112	-1,004	+10.8%	+12.4%*	-2,193	-2,001	+9.6%	+11.3%*
Gross operating income	931	772	+20.6%	+22.2%*	1,797	1,654	+8.6%	+10.4%*
Operating income	962	807	+19.2%	+21.0%*	1,857	1,708	+8.7%	+10.8%*
Net income before minority interests	700	595			1,369	1,235		
o.w. minority interests	2	3			5	6		
Net income	698	592	+17.9%	+19.3%*	1,364	1,229	+11.0%	+13.0%*
ROE after tax	48.7%	48.7%			49.4%	51.2%		

* When adjusted for changes in Group structure and at constant exchange rates

ALD
Automotive

RECEIVED
2007 AUG 27 A 11:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALD
International

Press Release

Clichy, 2 August 2007

ALD Automotive Italy purchases remaining 50% stake in LocatRent from UniCredit, reinforces position on the Italian market

ALD Automotive Italy and **UniCredit Group** signed an agreement for the acquisition of the remaining 50% of LocatRent S.P.A. held by Locat S.P.A. (UniCredit Group). The closing of this transaction, planned for the third quarter 2007, is pending approval of the relevant regulatory authorities. Upon closing, Société Générale will own 100% of LocatRent.

Established in 2000 as a 50/50 joint venture between UniCredit and Société Générale, LocatRent has grown thanks to the contribution of Locat (UniCredit Group) and ALD Automotive, one of the European leaders in vehicle operational leasing.

With a fleet of more than 23,000 vehicles, LocatRent is specialised in multi-brand vehicle operational leasing and fleet management. At 30 June 2007, LocatRent had outstanding loans of EUR277.2 million and a net equity of 13.4 million euros.

A distribution agreement between LocatRent and ALD Automotive enables Locat to continue to distribute, in an exclusive manner and under the LocatRent brand name, products developed by ALD Automotive.

Laurent Saucié will be appointed Managing Director, ALD Automotive Group in Italy.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, 31 March, 2007) and under management (EUR 441.4 billion, 31 March, 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **38 countries,**
- Employs **3,500 persons,**
- Manages over **687,250 vehicles** (March 2007)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

SOCIETE GENERALE

Press Release

Paris, 31 July 2007

Global Employee Share Ownership Plan 2007 - review of the 20th capital increase for employees

For the past 20 years, Société Générale has enabled its employees to acquire shares in the company on favourable terms, collectively becoming the bank's largest shareholder. Since 2003, the share ownership programme has progressively been opened up to the Group's French subsidiaries and international entities through the Global Employee Share Ownership Plan. Through share ownership and the receipt of dividends and capital gains over the past 20 years, French employees have been able to share in the Group's success in France and abroad, across the spectrum of its businesses.

The annual capital increase is an important event for the entire Société Générale group. It illustrates Société Générale's commitment to giving the greatest number of its staff a concrete stake in the performance of the Group and also promotes corporate identity and cohesion, particularly at the international level. The operation is also an opportunity for new employees to become more integrated into the Group: in 2007 around 15,000 employees were able to subscribe for the first time.

The 2007 operation was conducted at the price of EUR 108.9 per share, and ran from 15 May to 1 June 2007. The subscription rates were excellent:
- in total, 59.2% of the 125,000 eligible employees took part,
- in France (Société Générale and French subsidiaries including Crédit du Nord), the take-up rate was 80%,
- among international entities, it was 35.4%.

Subscription rates rose in 47 of the 57 participating countries, a testament to staff confidence in the company.

EUR 498.7 million was raised (versus EUR 396.2 million in 2006) and 4.58 million shares were created. However, the capital increase will be shareholder neutral, being fully offset by a buy-back followed by a cancellation.

Following the capital increase, the average amount of company shares held by employees of Société Générale France (excluding subsidiaries) stands at around EUR 77,000*. Among international entities, the average amount per employee-shareholder is around EUR 13,200. On average, over the past five years, 20,000 employees and former employees have each year made withdrawals and sold shares, generating average capital gains of EUR 14,000.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 582,831,013.75
552 120 222 RCS PARIS

SOCIETE GENERALE

At present, more than 74,000 current and former employees worldwide are shareholders in Société Générale, holding around 7.5% of capital as of 10 July 2007 (a total of EUR 4.6 billion at that date). This is one of the highest share ownership rates in the CAC 40 and attests to the loyalty of the Group's employees and their ongoing confidence in its development.

* Based on a Société Générale share value of EUR 135.9

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441,4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD
Automotive

RECEIVED

2007 AUG 27 A 11:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALD
International

Press Release

Clichy, 30 July 2007

ALD Automotive sets up in Serbia

CONTACT
Rodrigue Leclercq
Tel +33 1 56 76 14 65
fax +33 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

ALD Automotive, a leading player in vehicle operational leasing and fleet management, has extended its geographical coverage in Southeast Europe, creating a subsidiary in Serbia.

ALD Automotive Serbia, the 38th subsidiary of ALD Automotive, was officially launched in June 2007.

ALD Automotive will work closely with Yugoslav Bank, a subsidiary of Société Générale established in 1991, which has 240,000 clients and a network of 75 branches.

ALD Automotive Serbia is headed up by Michel Colbert, previously Deputy Managing Director of ALD Automotive Spain.

With this new set-up ALD Automotive, which has been active in Croatia since March 2005 and Slovenia since February 2004, confirms its confidence in the economic development of Southeast Europe and its ambition to accompany its major international clients throughout the world.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, 31 March, 2007) and under management (EUR 441.4 billion, 31 March, 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **38 countries**,
- Employs **3,500 persons**,
- Manages over **687,250 vehicles** (March 2007)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

LYXOR JAPAN

SOCIETE GENERALE GROUP

Press Release

Tokyo, July 12, 2007

Creation of Lyxor Japan, an asset manager specializing in derivative and alternative investments in Japan

Lyxor Asset Management Japan Co., Ltd. (Lyxor Japan), a wholly owned subsidiary of Société Générale, today announced that it has obtained a license from Japan's Financial Services Agency to conduct investment trust management services in Japan.

With a stock capitalization of JPY 498 million, Lyxor Japan will offer, through distributors, a range of innovative structured products and alternative investment solutions to institutional and individual investors. Japanese asset management companies have historically provided investors with traditional equity and bond investment strategies. Lyxor Japan will be the first asset management company to specialize in derivatives embedded structured products and alternative investments in Japan. Investors will have access to structured note funds and funds of funds that invest in offshore alternative funds. Lyxor Japan is also contemplating introducing index tracking funds related services in the future.

The launch of Lyxor in Japan will capitalize on investors' growing demand for new investment opportunities with more sophisticated approaches. This trend is also expected to prevail in Japan.

Paris-based Lyxor Asset Management (Lyxor AM), established in 1998, is specializing in three key business areas: structured investments, index tracking funds (including ETFs) and alternative investments. Since its creation Lyxor AM has enjoyed strong and rapid growth, and it now manages more than 1,500 funds with a total of USD 94 billion in assets.* Laurent Seyer, CEO of Lyxor Asset Management commented, "Lyxor AM has already a significant number of institutional clients in Japan and the creation of Lyxor Japan shows our commitment to enhance our service with its existing clients as well as expanding our clientele in Japan."

Lyxor AM has a strong position in the European ETF market with a 26% market share and close to 90 ETFs, including those tracking TOPIX, under its management.* It has also built the world's largest and the most diversified hedge fund platform, which offers access to over 170 hedge funds.* This platform is unique and provides high liquidity, transparency and enhanced risk monitoring for investments in hedge funds.

* As of end-May 2007

Contact:
Hideaki Hoshina
Société Générale Securities, Tokyo Branch
TEL: + 81-3-5549-5580
hideaki.hoshina@sgcib.com

LYXOR JAPAN

SOCIETE GENERALE GROUP

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441.4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes. www.socgen.com

Société Générale in Japan

Société Générale Group has been operating in Japan for close to 35 years. With more than 700 staff, the Group is currently active in four key areas: Corporate and Investment Banking, Asset Management, Private Banking and Brokerage. www.sgcib.co.jp

Société Générale Corporate & Investment Banking

A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity. www.sgcib.com

Lyxor Asset Management www.lyxor.com

Created in 1998, Lyxor AM currently manages EUR 67.3 billion. A wholly-owned subsidiary of Société Générale Group, belonging to the Corporate and Investment Banking arm of the group, the asset management company specializes in three businesses:

- **Alternative Investments (EUR 24.1 billion).** Lyxor AM offers a broad range of hedge funds, funds of hedge funds and absolute return funds, adhering to high risk-management standards and rigorous hedge fund manager selection guidelines. Lyxor AM gained its prominence with its hedge fund platform. This platform includes more than 170 hedge funds covering all principal strategies and represents a diversified investment universe benefiting from a high level of transparency, security and liquidity.
- **Structured Management (EUR 21 billion).** Lyxor AM offers investment solutions to its customers adapted to their risk profiles and return objectives. These solutions integrate the innovations of the Group into this domain, world number 1 as regards structured products on equity.
- **Index Tracking (EUR 22.2 billion).** Lyxor AM offers one of the most diversified and liquid range of ETF (Exchange Traded Funds). The company is one of the top players of the European ETF industry with more than EUR 17 billion under management. Lyxor ETFs are listed in Europe and Asia and reflect Equity, Bond and Commodity markets. www.lyxoretf.com.

Lyxor AM and SGCIB Credentials

Lyxor AM is regularly rewarded for the quality and the diversity of its platform: "Best Investment Platform" (Hedge Funds Review 2005) and "Best Managed Account Platform" (Albourne Partners Ltd. 2004 and 2006). Lyxor AM has also been awarded "Most Innovative ETF in Europe" for our product range, "Most recognisable ETF brand in Europe", "Most informative ETF website in Europe" and "Most assets raised in Europe" for Lyxor ETF DJ Euro Stoxx50 (ETF Global Awards 2007).

SG CIB has been awarded Equity Derivatives House of the Year by The Banker (Financial Times) 2004-2005-2006, IFR 2004-2005, Risk magazine 2005-2006, Structured Products 2005-2006, Global Finance 2005-2006, Asia Risk 2005, The Assets 2005.

ALD
Automotive

RECEIVED
2007 AUG 27 A 11: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALD
International

Press Release

Clichy, 10 July 2007

ALD Automotive sets up in Mexico

CONTACT
Rodrigue Leclercq
Tel +33 1 56 76 14 65
fax +33 1 56 76 17 85
rodrigue.leclercq@aldautomotive.com

Already present in Brazil and the United States, ALD Automotive, leader in operational leasing and vehicle fleet management continues its development on the American continent by extending its geographical coverage to Mexico.

ALD Automotive Mexico, 37th subsidiary of the ALD Automotive group and started from scratch, has been operational since 11 June 2007. Olivier Hervouet is the General Manager.

Mexico has a population of over 100 million inhabitants, a third of which are under thirty, and is one of the major countries on the American continent. Last year new vehicle registrations reached 1.137 million units, for 681,000 private vehicles and 456,000 utility vehicles.

In addition to its presence in the United States, ALD Automotive now covers the two most important countries in Latin America, Brazil and Mexico. Its ambition is to develop synergies, essentially commercial, between these three subsidiaries and as well as with the rest of the ALD Automotive group.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, 31 March, 2007) and under management (EUR 441.4 billion, 31 March, 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

ALD Automotive
ALD Automotive is the operational leasing and fleet management business line of the Société Générale Group. ALD Automotive is one of the largest providers in Europe and a company of reference on its market:

- Operates now in **37 countries,**
- Employs **3,500 persons,**
- Manages over **687,250 vehicles** (March 2007)

Combining professionalism and quality of services provides companies with value-added integrated solutions at both national and international levels.
www.aldautomotive.com

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

London, 29 June 2007

New dedicated renewable energy financing team at Société Générale Corporate & Investment Banking

Société Générale Corporate & Investment Banking is creating a team of renewable energy specialists across Europe and Asia Pacific, within the Infrastructure and Asset Based finance group.

This new team will develop green financing, including wind farms, biomass and solar plants, and will be headed by **Jérôme Deflesselles.**

Société Générale Corporate & Investment Banking is also active worldwide in biofuel and ethanol financing, and has a team dedicated to renewable energy within Equity Research.

Press contact:

Jasvant Singh: +44 20 7676 6800
Jasvant.singh@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441,4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Melody Jeannin
Tel : +33 1 58 98 07 82
melody.jeannin@sgcib.com

Jasvant Singh
Tel: +44 20 7676 6800
jasvant.singh@sgcib.com

Russell Gerry
Tel: +44 20 7676 6801
russell.gerry@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 576 780 702,50
552 120 222 RCS PARIS

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE

Press Release

Paris, 25 May 2007

Appointments to the Management Committee of Société Générale Group

Following the re-organization of the Group and the enlargement of its Executive Committee announced 27 September 2006, the Management Committee of Société Générale Group has evolved to adapt to this new phase of the Group's expansion. The Management Committee meets to discuss strategy and other issues of general interest to the Group. It comprises 46 persons, including members of the Executive Committee. Thirteen new members have joined the Management Committee.

This new Management Committee reflects the Group's re-organization, into six business lines (Société Générale Retail Banking in France, Crédit du Nord, Retail Banking Outside France, Specialized Financial Services, Corporate and Investment Banking, and Global Investment Management & Services) and six functional divisions (risk, finance and development, corporate secretariat, human resources, corporate resources, and communications).

"The expanded management committee will adapt the management bodies to the Group's current organizational structure and size, and enhance the bank's operational efficiency and pursuit of its profitable growth strategy," said Daniel Bouton, Chairman and CEO of Société Générale.

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441,4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes. www.socgen.com

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

Appendix 1 – Members of the Group Management Committee

Group Management Committee – Executive Committee Members

Daniel Bouton
Président-Directeur général
Chairman and Chief Executive Officer
Philippe Citerne
Administrateur - Directeur général délégué
Director & Co Chief Executive Officer
Didier Alix
Directeur général délégué
Co Chief Executive Officer
Jean-Pierre Mustier
Directeur général adjoint, Banque de Financement et d'Investissement
CEO of Société Générale Corporate & Investment Banking
Philippe Collas
Directeur général adjoint, Gestions d'Actifs et Services aux Investisseurs
CEO of Société Générale Global Investment Management & Services
Jean-François Sammarcelli
Directeur de la Banque de détail en France de la Société Générale
Head, Retail Banking Société Générale France
Alain Py
Président-Directeur général du Crédit du Nord
Chairman and Chief Executive Officer, Crédit du Nord
Fréderic Oudéa
Directeur financier du Groupe
Group Chief Financial Officer
Anne Marion-Bouchacourt
Directeur des Ressources Humaines du Groupe
Head, Group Human Resources
Christian Schricke
Secrétaire général du Groupe
Group Corporate Secretary
Séverin Cabannes
Directeur des Ressources du Groupe
Group Chief Administrative Officer
Didier Hauguel
Directeur des Risques du Groupe
Group Chief Risk Officer
Hugues Le Bret
Directeur de la Communication du Groupe
Head, Group Communication
Christian Poirier*
Conseiller du Président
Senior Advisor to the Chairman
* *Member of the Executive Committee for the subjects within his domain*

Group Management Committee

Thierry Aulagnon
Co-Directeur Grandes Entreprises, Institutions Financières et Conseil (CORI)
Co-Head, Corporates, Institutions & Advisory
Philippe Aymerich
Directeur adjoint Risques
Deputy Group Chief Risk officer
Alain Bataille
Représentant Groupe pour le Royaume- Uni
Group Country Head for United Kingdom
Henri Bonnet
Directeur délégué des Services Financiers Spécialisés
Deputy Head, Specialized Financial Services
Marc Breillout
Co-Directeur Marchés de Taux,Changes & Matières Premières (FICC)
Co-Head, Fixed Income, Currencies & Commodities
Yannick Chagnon
Directeur des paiements domestiques et internationaux
Head, Société Générale Payment Services
Alain Closier
Directeur du métier Titres
Head, Securities Services

Alain Clot
Président Directeur général de Société Générale Asset Management
Chairman and Chief Executive Officer, Société Générale Asset Management
Michel Douzou
Directeur délégué du Réseau France de la Société Générale
Deputy Head, Retail Banking Network Société Générale France
Luc François
Co-Directeur Solutions Globales Actions & Dérivés (GEDS)
Co-Head, Global Equities & Derivatives Solutions
Jean-François Gautier
Directeur des Services Financiers Spécialisés
Head, Specialized Financial Services
Laurent Goutard
Président du Directoire de la Komercni Banka, Représentant Groupe pour la République Tchèque
Chairman & Chief Executive Officer of Komercni Banka, Group Country Head Czech Rep
Olivier Khayat
Co-Directeur Marchés de Capitaux et Financements (CAFI)
Co-Head, Capital Raising & Financing
Maurice Kouby
Directeur des systèmes d'information du Groupe
Head, Group Information Systems
Albert Le Dirac'h
Directeur délégué des Ressources Humaines du Groupe
Deputy Head, Group Human Resources
Jean-Pierre Lesage
Directeur des Ressources de la Banque de Financement et d'Investissement
Chief Administrative Officer of Société Générale Corporate & Investment Banking
Jean-Louis Mattei
Directeur de la Banque de Détail Hors France Métropolitaine
Head, International Retail Banking
Inès Mercereau
Directeur de la Stratégie du Groupe
Head, Group Strategy
Christophe Mianné
Directeur général délégué de la Banque de Financement et d'Investissement
Deputy Chief Executive Officer, Société Générale Corporate & Investment Banking
Co-Directeur Solutions Globales Actions & Dérivés (GEDS)
Co-Head, Global Equities & Derivatives Solutions
Philippe Miécret
Inspecteur Général
Head, Group Internal Audit
Jean-Jacques Ogier
Directeur général de Société Générale Amériques
Chief Executive Officer of Société Générale Americas
Benoît Ottenwaelter
Co-Directeur Grandes Entreprises, Institutions Financières et Conseil (CORI)
Co-Head, Corporates, Institutions & Advisory
Jean-Luc Parer
Co-Directeur Marchés de Capitaux et Financements (CAFI)
Co-Head, Capital Raising & Financing
Jean-Robert Sautter
Directeur commercial et marketing de la Banque de détail en France
Head, Sales and Marketing, Retail Banking Société Générale France
Patrick Soulard
Directeur général délégué de la Banque de Financement et d'Investissement
Deputy Chief Executive Officer, Société Générale Corporate & Investment Banking
Marc I. Stern
Président de Société Générale Global Investment Management & Services America
Chairman Société Générale Global Investment Management & Services America
Patrick Suet
Secrétaire Général adjoint
Deputy Group Corporate Secretary
Vincent Taupin
Président Directeur Général de BOURSORAMA
Chairman and Chief Executive Officer BOURSORAMA
Catherine Théry
Directeur des Ressources du métier Titres
Chief Administrative Officer, Securities Services
Daniel Truchi
Directeur de la Gestion Privée
Head, Private Banking
Grégoire Varenne
Co-Directeur Marchés de Taux,Changes & Matières Premières (FICC)
Co-Head, Fixed Income, Currencies & Commodities
Philippe Vigué
Directeur délégué de la Banque de Détail Hors France Métropolitaine
Deputy Head, International Retail Banking

FiMAT
INSIGHTFUL IMPARTIAL INCISIVE

Press Release

Tokyo, May 15, 2007

Fimat signs definitive agreement to acquire Himawari CX Inc.'s wholesale commodities business and establishes Fimat Japan Inc.

Fimat Group, one of the world's leading global brokerage organizations and part of Société Générale group, announces the signing of a final asset purchase agreement with **Himawari CX**, Inc., a Japanese commodity futures commission merchant and a subsidiary of Himawari Holdings Inc.*

This acquisition will strongly strengthen Fimat's presence in Asia's largest commodities marketplace and widen its product offering and market coverage. The commodities business is one of the key areas for Fimat to expand its global offering of the full spectrum of commodities including energy, metals, tropicals, grains, livestock, ethanol and weather products, along with access to the main commodities markets - USA, Canada, Brazil, Europe, Dubai, Japan, Singapore, Taiwan, and Australia. In 2006, Fimat increased its volumes on commodities markets worldwide by 77% compared with 2005, raising its commodities market share from 7.8% to 9.6%.

To host its Japanese commodities business, Fimat has established Fimat Japan Inc. Once regulatory approvals are obtained, this new organisation initially will employ 30 people, including members of the highly experienced wholesale team of Himawari CX, Inc. as part of the acquisition. In addition, Himawari CX Inc.'s memberships on the Tokyo Commodity Exchange (TOCOM), Tokyo Grain Exchange (TGE) and Central Japan Commodity Exchange (C-COM) will be transferred to Fimat Japan Inc.

By combining Fimat's direct access to the major commodities markets worldwide and the commodities expertise of Himawari CX Inc.'s team, Fimat Japan Inc. strengthens its client offering and is set to seize opportunities for growth in the Japanese market, adding commodities to an existing strong presence spanning across asset classes.

** Closing for this transaction is expected during the third quarter of 2007, subject to regulatory approval.*

Contacts:

UK:	Siobhan Janaway (44) 20 7676 8051
	Ian Williams, Lansons Communications, (44) 207 294 3686
USA:	Nachamah Jacobovits (646) 557 8101
	Bill Ferri, Intermarket, Inc, (212) 888 6115

Contacts presse

Société Générale GIMS
Joëlle Rosello
Tél : +33 1 56 37 18 88
joelle.rosello@socgen.com

Jolyon Barthorpe
Tél +33 1 56 37 88 17
jolyon.barthorpe@sggims.com

Société Générale Securities Services
Valérie Siniamin-Finn
Tél : + 33 1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441,4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes. www.socgen.com

Société Générale in Japan

Société Générale Group has been operating in Japan for close to 35 years. With more than 700 staff, the Group is currently active in four key areas: Corporate and Investment Banking, Asset Management, Private Banking and Brokerage. For brokerage of securities and derivatives, Société Générale Securities' Fimat Division is one of the major players in Japan. www.sgcib.co.jp

Fimat is part of Société Générale Group and has more than 1,900 staff in 26 market places and is a member of 46 derivatives exchanges and 20 stock exchanges worldwide. In 2006, Fimat achieved a global market share of 6.7% on major derivatives exchanges on which Fimat and its subsidiaries are a member. Fimat refers to all companies or divisions of companies owned directly or indirectly by Société Générale that include the "Fimat" and/or "Cube" names. Only Fimat USA, LLC. is a member of the NASD (National Association of Securities Dealers) and SIPC (Securities Investors Protection Corporation). Fimat International Banque S.A. (UK Branch) is a member of the LSE and does not deal with, or for Private Customers (as defined by the Financial Services Authority). Fimat International Banque SA (Frankfurt Branch) only conducts business with market professionals and institutional customers. Only Fimat Canada Inc. is a member of the CIPF. Not all services are available from all Fimat organizations. Consult your local office for details. www.fimat.com

SOCIETE GENERALE

Press release

Paris, 14 May 2007

General Meeting of Shareholders held on 14 May 2007

- Over 1,270 shareholders attended the meeting held by Société Générale on 14 May 2007 at La Défense (near Paris). 1,015 shareholders were represented and 7,938 voted by post. 35,684 gave their proxy to the Chairman.
- Quorum was established at 47.49% (45.04 % in 2006).
- All the resolutions submitted by the Board of Directors were approved.
- The 2006 financial statements and dividend payment of 5.2 euros were approved.
- Two directors' mandates were renewed : Daniel BOUTON and Anthony WYAND.
- One new independent director was appointed : Jean-Martin FOLZ .
- The Shareholders Meeting paid tribute to Marc VIENOT, Honorary Chairman, whose mandate came to an end.

  The Board of Directors comprises 15 members, including 8 independent directors and two directors elected by employees.

- **Detailed voting results on next page.**
- Following the Shareholders Meeting, the Board of Directors reaffirmed the management structure of Société Générale. The Board confirmed Daniel BOUTON as Chairman and Chief Executive Officer, Philippe CITERNE as Director and Co-Chief Executive Officer, and Didier ALIX as Co-Chief Executive Officer.
- **Société Générale's strategy. Daniel BOUTON made the following comments at the conclusion of his remarks :** « Our strategy, combining organic growth and targeted acquisitions, can deliver long-term growth and profitability.

  Our results for 2006 have shown, once again, that Société Générale does not necessarily need to make large deals to create value for its shareholders.

  Over the past 10 years we have been among the European banks with the strongest growth and profitability, without a major tie-up. In the coming years we can pursue this strategy : we have the right people, quality projects and shareholders' equity to finance

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

them. All of our businesses are profitable and developing.

However all major European banks are attentive as the environment evolves, with the emergence of very large groups in Asia, the beginning of banking harmonisation in Europe and the eventual re-drawing of the European banking landscape set in motion by potential operations concerning ABN-Amro.

Thanks to its profitability, capacity for organic growth and balanced and dynamic business mix, Société Générale (as is the case for all European banks of similar size) could play an important role in this evolution. This is my message for shareholders, employee representatives and of course the staff who ensure the success of this institution. »

In response to a question, Daniel BOUTON reiterated that « Société Générale is not currently in negotiations with any bank. »

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 448 billion, March 2007) and under management (EUR 441,4 billion, March 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Results

Resolutions	For %	Against %	Abstention %	SUM number of votes
1	98,84	1,07	0,09	263 233 116
2	87,72	12,20	0,08	263 233 116
3	98,94	0,98	0,08	263 233 116
4	99,74	0,14	0,12	236 807 697
5	99,45	0,35	0,20	263 232 456
6	93,07	6,76	0,17	263 233 116
7	82,46	17,38	0,16	263 233 116
8	99,16	0,69	0,15	263 233 116
9	86,90	12,99	0,11	263 233 116
10	82,33	17,59	0,08	263 233 116
11	99,84	0,07	0,09	263 233 116
12	99,72	0,19	0,09	263 233 116
13	99,84	0,07	0,09	263 233 116

Resolutions	Subject
1	Approval of parent company financial statements for the 2006 financial year
2	Allocation of 2006 income and dividend payment
3	Approval of consolidated financial statements for the 2006 financial year
4	Approval of a related party agreement, concluded in 2006, in application of Article L 225-38 of the French Commercial Code
5	Approval of a related party agreement and further development of previously concluded agreements in application of Articles L 225-22-1 and L 225-42-1 of the French Commercial Code
6	Renewal of the Director's mandate of Daniel BOUTON
7	Renewal of the Director's mandate of Anthony WYAND
8	Appointment of Jean-Martin FOLZ as a Director
9	Setting of the annual amount of attendance fees at EUR 780,000
10	Authorization to buy and sell Société Générale shares, up to a maximum of 10% of the Company's issued capital stock
11	Terms of admission to General Meetings-Amendment to the Company's by-laws following the amendment of French Decree No. 67-236 of March 23, 1967
12	Increase in the minimum number of shares that Directors appointed by the General Meeting are required to hold
13	Delegation of authority

SOCIETE GENERALE

Press release

Paris, 11 May 2007

Société Générale Consumer Finance creates subsidiary in Vietnam

Société Générale Consumer Finance (SGCF) has received authorization from the State Bank of Vietnam (SBV) to launch Société Générale Viet Finance Co. Ltd., a new subsidiary dedicated to consumer finance in Vietnam.

SGCF is one of the first foreign players in the Vietnamese market. The Non Banking Financial Company License given by Mr. Dang Thanh BINH, Vice Governor of the SBV to Mr. Jean-François GAUTIER, Global Head of Specialized Financial Services on May 11 2007 in Hanoi is only the second such license granted to a foreign institution in Vietnam.

Société Générale Viet Finance Co. Ltd. will be operational by the 3rd quarter 2007.

Vietnam's dynamic economy (which grew over 8% in 2006), and the emergence of a new middle class in this country of 84 million inhabitants with a strong appetite for consumption, offer considerable opportunities in the field of consumer finance.

Société Générale Viet Finance will reinforce the presence of the Société Générale Group in Vietnam, which currently has two representative offices in Hanoi and Ho Chi Minh City as well as being a leader in export finance. For Société Générale Consumer Finance, this creation also represents a milestone in the development of a consumer finance hub in Asia. SGCF is present in India through the acquisition of Apeejay Finance in October 2006.

With the addition of this new entity, Société Générale Consumer Finance has a presence in 22 countries.

PRESS DEPARTMENT

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance

Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 15 000 persons and manages subsidiaries in 22 countries with over EUR 21 bn outstanding.
It provides multi-product financing solutions to a client base of individuals and partners :

- Financing of sales, consumer goods and vehicles for retailers and manufacturers
- Direct financing solutions to individuals
- Management services to retail banking partners

Société Générale Consumer Finance subsidiaries regularly rank among the main players on the local markets where they operate : in France, Italy, Germany, Morocco, and Russia for example.

END